EX-28.g.1.iv

AMENDMENT TO GLOBAL CUSTODIAL SERVICES AGREEMENT

This amendment dated as of October 1, 2022 (the “Amendment”) amends that certain Global Custodial Services Agreement (the “Agreement”) dated December 21, 2012, between Citibank, N.A. (the “Custodian”) and Dimensional Emerging Markets Value Fund (the “Client”).

WHEREAS, the Client and the Custodian both intend the term of the Agreement so that the Custodian shall continue to provide custodial services to the Client, as modified hereby, for an additional term of five years.

NOW, THEREFORE, in consideration of the premises and agreements hereinafter set forth, the parties agree as follows:

I. Section l 9(A) of the Agreement is hereby deleted in its entirety and replaced with the following section 19(A) below:

“Term. This Agreement will begin on January 1, 2013 (the “Effective Date”) and have an initial term that expires on December 31, 2027 (the “Initial Term”). Thereafter this Agreement shall continue indefinitely until terminated pursuant to Section 19(B).''

2. This Amendment is made pursuant to the preamble and Section 21(A) of the Agreement.

3. Except as specifically set forth herein, all other provisions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized.

Citibank, N.A.		Dimensional Emerging Markets Value Fund

By:	/s/ Marc Fryburg	By:	/s/ Ryan Buechner
Name:	Marc Fryburg	Name:	Ryan Buechner
Title:	Vice President	Title:	Vice President